SEC File Number: 001-15373
CUSIP Number: 293712105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR
For Period Ended:		December 31, 2011
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Enterprise Financial Services Corp
Full Name of Registrant

Not applicable
Former Name if Applicable

150 N. Meramec
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63105
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form prescribed due date; or the subject quarterly report or N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Current Report on Form 8-K filed on January 25, 2012, on January 20, 2012, the Audit Committee of the board of directors of Enterprise Financial Services Corp (the “Company”) and management of the Company concluded that the Company's financial statements for the year ended December 31, 2010 and the interim financial statements included in its Quarterly Reports on Form 10-Q as of and for each of the periods ended March 31, June 30, and September 30, for 2010 and 2011, respectively, should no longer be relied upon and must be restated. The Company is working diligently to complete the restatement of its financial statements, however, the Company is unable to complete the restatement within the prescribed time period without unreasonable effort and expense. The Company believes that it will file its Annual Report on Form 10-K for the year ended December 31, 2011 on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Deborah N. Barstow         314          810-3624
(Name)            (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the above referenced Form 8-K filed on January 25, 2012, the Company disclosed that, as a result of the restatement and based on then current estimates, the Company expected diluted earnings per share for 2010 to be between $0.20 and $0.25, compared to the originally reported earnings per share of $0.45. For the nine months ended September 30, 2011, the Company had previously reported net income of $24.8 million or $1.46 diluted earnings per share. Based on its initial estimates, the Company expects that diluted earnings per share for the first nine months of 2011 will be between $0.98 and $1.15. Based on such estimates, the Company expects to earn diluted earnings per share of between $1.20 and $1.35 for the year ended December 31, 2011 after the restatement. Until the completion of the restatement process, the Company will not be in a position to provide additional information about the Company's results of operations for the 2010 or 2011 fiscal years.

Enterprise Financial Services Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2012                        By /s/ Deborah N. Barstow
Name Deborah N. Barstow
Title Senior Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.